

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2017

John P. Love
President and Chief Executive Officer
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

> **Re:** **United States Natural Gas Fund, LP**
> **Registration Statement on Form S-3**
> **Filed April 11, 2017**
> **File No. 333-217257**

Dear Ms. Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673, with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities

Cc: James M. Cain, Esq.
     Eversheds Sutherland (US) LLP